

02006536

BTB 3/5

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAR 0 1 2002
365
SECTION

SEC FILE NUMBER
8- 33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Office Park Way
(No. and Street)

Pittsford	New York	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche, Jr. (585) 385-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

80 Office Park Way	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, Vincent Micciche, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

ANDREA H. GRAHAM
Notary Public, State of New York
County of Ontario
My Commission Expires March 30, 20 02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

80 OFFICE PARK WAY
PITTSFORD, NY 14534

(585) 385-4840
FAX (585) 385-4335
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
40 Office Park Way
Pittsford, New York 14534

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2001, and 2000, and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2001, and 2000, and statement of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.



Daniel H. Kubiak, C.P.A.

February 26, 2002

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash, including $167,985 and $111,399 in interest-bearing accounts in 2001 and 2000, respectively	$ 197,587	$ 592,385
Commissions receivable	640,872	2,052,435
Accounts receivable	36,454	88,710
Prepaid expenses	14,732	14,732
Furniture and fixtures (Notes 1 and 2)	50,228	63,044
Total assets	$ 939,873	$ 2,811,306

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$ 107,445	$ 359,925
Commissions payable	586,133	1,847,191
Accrued payroll	25,503	21,605
Total current liabilities	719,081	2,228,721
Shareholders' equity		
Capital stock - no par value; Authorized 1000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	429,917	385,635
Shareholders' undistributed (deficit) earnings	(229,125)	176,950
Total shareholders' equity	220,792	582,585
Total liabilities and shareholders' equity	$ 939,873	$ 2,811,306

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Commissions income	$ 8,176,172	$ 12,567,207
Interest income	6,950	6,100
Miscellaneous income and reimbursed expenses	151,884	85,917
Total income	8,335,006	12,659,224
Operating expenses:		
Commission expense	7,643,247	11,479,919
Officers' salaries	196,546	195,231
Salary expense	436,825	264,422
Payroll taxes and benefits	77,439	51,622
Registration, dues and subscriptions	86,931	86,367
Rent expense, net	30,606	28,777
Utilities	6,530	6,809
Travel & meetings	23,372	81,443
Entertainment	14,788	25,701
Insurance expense	8,554	1,947
Officers life insurance	2,614	4,092
Office expense	44,275	55,641
Telephone and networking expense	35,427	22,124
Repairs and maintenance	5,366	3,630
Postage expense	17,081	8,075
Depreciation	25,296	27,282
Professional services	58,440	18,436
Computer expense	17,229	23,572
Training	4,961	14,760
State filing fees	2,441	29,239
Miscellaneous expense	3,113	578
Total operating expenses	8,741,081	12,429,667
Net (loss) income	(406,075)	229,557
Shareholders' undistributed earnings (deficit) - beginning	176,950	(52,607)
Shareholders' undistributed (deficit) earnings - ending	$ (229,125)	$ 176,950

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net (loss) income	$ (406,075)	$ 229,557
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	25,296	27,282
Decrease (increase) in commissions receivable	1,411,563	(528,325)
Decrease (increase) in accounts receivable and other assets	52,256	(58,249)
Increase (decrease) in accounts payable	(252,480)	20,373
Increase (decrease) in commissions payable	(1,261,058)	429,769
Increase (decrease) in accrued payroll	3,898	6,848
Total adjustments to net income	(20,525)	(102,302)
Cash (utilized) provided by operating activities:	(426,600)	127,255
Cash provided (utilized) by investing activities:		
Purchase of fixed assets	(12,480)	(15,946)
Additional paid in capital contributions	44,282	-0-
Total cash provided (utilized) by investing activities	31,802	(15,946)
Net (decrease) increase of cash	(394,798)	111,309
Cash at beginning of year	592,385	481,076
Cash at end of year	$ 197,587	$ 592,385

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2001, the company operated seventeen offices located in thirteen states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2001 and 2000, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2001	2000
Computers	$ 146,829	$ 142,300
Fixtures	25,944	17,994
	172,773	160,294
Less: Accumulated depreciation	(122,545)	(97,250)
	$ 50,228	$ 63,044

Depreciation expense charged to operations for the years ended December 31, 2001 and 2000 amounted to $25,296 and $27,282, respectively.

3 - RENT

Effective January 1, 2000, the company entered into a new five year lease agreement for increased space at a monthly rental of $4,227 and the lease agreement contains a one year renewal option. The company subleased a portion of the premises for $1,829 per month. The sublease expired on December 31, 2001. Total net rent expense amounted to $30,606 in 2001 and $28,777 in 2000.

4 - OPERATING LEASE

The company leases its office furniture and equipment under an operating lease dated December 16, 1998. The term of the lease is three years with a monthly rental of $581. Minimum future lease rental payments under the operating lease in excess of one year as of December 31, 2001, for each of the next five years in the aggregate, are as follows:

2002	$ -0-
2003	-0-
2004	-0-
2005	-0-
2006	-0-
	$ -0-

5 - RETIREMENT PLAN

On September 29, 2000, the company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees yearly compensation, not to exceed $6,000. The company made the election for 2001and 2000 and the expense amounted to $8,978 in 2001 and $8,335 in 2000.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2001	2000
Total assets	$ 939,873	$ 2,811,306
Less: Total liabilities	719,081	2,228,721
Net worth	220,792	582,585
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	220,792	582,585
Less: Non-liquid assets, net	151,892	166,486
Tentative net capital	68,900	416,099
Less: Haircuts	-0-	-0-
Net capital	$ 68,900	$ 416,099
Required net capital	$ 5,000	$ 5,000

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2001, the company had no subordinated claims.